Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2020 and 2019

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2020 (Unaudited)		December 31, 2019 (Audited)		March 31, 2019 (Unaudited)			March 31, 2020 (Unaudited)		December 31, 2019 (Audited)		March 31, 2019 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%	LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT ASSETS							CURRENT LIABILITIES
Cash and cash equivalents	$16,570	3	$34,050	7	$37,228	8	Short-term loans	$70	—	$90	—	$175	—
Financial assets at fair value through profit or loss	7	—	1	—	—	—	Short-term bills payable	19,966	4	—	—	—	—
Hedging financial assets	—	—	—	—	—	—	Financial liabilities at fair value through profit or loss	1	—	—	—	2	—
Contract assets	4,467	1	4,441	1	4,606	1	Hedging financial liabilities	—	—	—	—	3	—
Trade notes and accounts receivable, net	23,401	5	26,408	6	27,524	5	Contract liabilities	17,163	4	16,840	3	12,417	3
Receivables from related parties	10	—	17	—	18	—	Trade notes and accounts payable	11,890	2	15,312	3	14,948	3
Inventories	17,775	4	17,344	4	13,904	3	Payables to related parties	338	—	654	—	361	—
Prepayments	5,103	1	1,883	—	4,855	1	Current tax liabilities	8,335	2	5,812	1	8,541	2
Other current monetary assets	6,159	1	7,498	2	7,170	1	Lease liabilities	3,395	1	3,291	1	3,500	1
Other current assets	1,876	—	2,430	—	2,926	1	Other payables	19,654	4	22,953	5	20,294	4

							Provisions	200	—	207	—	131	—
Total current assets	75,368	15	94,072	20	98,231	20	Other current liabilities	973	—	984	—	1,052	—

NONCURRENT ASSETS							Total current liabilities	81,985	17	66,143	13	61,424	13

Financial assets at fair value through profit or loss	767	—	778	—	511	—	NONCURRENT LIABILITIES
Financial assets at fair value through other comprehensive income	5,903	1	7,154	1	6,774	1	Contract liabilities	6,668	1	6,841	2	6,325	1
Investments accounted for using equity method	7,141	1	7,139	1	2,811	1	Long-term loans	1,600	—	1,600	—	1,600	—
Contract assets	2,567	1	2,601	1	2,395	1	Deferred income taxes liabilities	1,928	1	1,912	—	1,985	1
Property, plant and equipment	279,867	56	283,694	60	284,681	59	Provisions	100	—	97	—	79	—
Right-of-use assets	11,494	2	11,364	2	11,710	2	Lease liabilities	6,425	1	6,467	2	6,353	1
Investment properties	8,164	2	8,169	2	8,278	2	Customers’ deposits	4,602	1	4,748	1	4,646	1
Intangible assets	94,408	19	47,047	10	49,934	11	Net defined benefit liabilities	3,539	1	3,505	1	3,580	1
Deferred income tax assets	3,262	1	3,259	1	3,558	1	Other noncurrent liabilities	1,685	—	1,543	—	1,400	—

Incremental costs of obtaining contracts	930	—	943	—	1,117	—
Net defined benefit assets	2,204	—	2,128	—	1,088	—	Total noncurrent liabilities	26,547	5	26,713	6	25,968	5

Prepayments	2,612	1	2,679	1	2,931	1
Other noncurrent assets	4,992	1	6,101	1	5,798	1	Total liabilities	108,532	22	92,856	19	87,392	18

Total noncurrent assets	424,311	85	383,056	80	381,586	80	EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF

							THE PARENT
							Common stocks	77,574	16	77,574	16	77,574	16

							Additional paid-in capital	149,786	29	149,762	31	149,761	31

							Retained earnings
							Legal reserve	77,574	16	77,574	16	77,574	16
							Special reserve	2,676	1	2,676	1	2,676	1
							Unappropriated earnings	73,834	14	65,984	14	74,504	16

							Total retained earnings	154,084	31	146,234	31	154,754	33

							Other adjustments	(709)	—	587	—	309	—

							Total equity attributable to stockholders of the parent	380,735	76	374,157	78	382,398	80
							NONCONTROLLING INTERESTS	10,412	2	10,115	3	10,027	2

							Total equity	391,147	78	384,272	81	392,425	82

TOTAL	$499,679	100	$477,128	100	$479,817	100	TOTAL	$499,679	100	$477,128	100	$479,817	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2020		2019
	Amount	%	Amount	%
REVENUES	$48,150	100	$51,331	100
OPERATING COSTS	30,391	63	33,481	65

GROSS PROFIT	17,759	37	17,850	35

OPERATING EXPENSES
Marketing	5,073	10	5,408	11
General and administrative	1,213	3	1,171	2
Research and development	936	2	921	2
Expected credit loss (reversal of credit loss)	6	—	(56)	—

Total operating expenses	7,228	15	7,444	15

OTHER INCOME AND EXPENSES	(1)	—	(4)	—

INCOME FROM OPERATIONS	10,530	22	10,402	20

NON-OPERATING INCOME AND EXPENSES
Interest income	39	—	53	—
Other income	43	—	56	—
Other gains and losses	39	—	(19)	—
Interest expenses	(42)	—	(26)	—
Share of profits of associates accounted for using equity method	35	—	77	—

Total non-operating income and expenses	114	—	141	—

INCOME BEFORE INCOME TAX	10,644	22	10,543	20
INCOME TAX EXPENSE	2,544	5	2,452	5

NET INCOME	8,100	17	8,091	15

TOTAL OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(1,286)	(3)	(159)	—
Gain or loss on hedging instruments subject to basis adjustment	—	—	(4)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2020		2019
	Amount	%	Amount	%
Share of remeasurements of defined benefit pension plans of associates	$—	—	$—	—

	(1,286)	(3)	(163)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(12)	—	24	—
Share of exchange differences arising from the translation of the foreign operations of associates	—	—	—	—

	(12)	—	24	—

Total other comprehensive loss, net of income tax	(1,298)	(3)	(139)	—

TOTAL COMPREHENSIVE INCOME	$6,802	14	$7,952	15

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$7,850	16	$7,929	15
Noncontrolling interests	250	1	162	—

	$8,100	17	$8,091	15

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$6,554	13	$7,778	15
Noncontrolling interests	248	1	174	—

	$6,802	14	$7,952	15

EARNINGS PER SHARE
Basic	$1.01		$1.02

Diluted	$1.01		$1.02

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange
							Differences
							Arising	Unrealized
			Retained Earnings				from the	Gain or Loss			Total Equity
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Translation of the Foreign Operations	on Financial Assets at FVOCI	Gain or Loss on Hedging Instruments	Total Other Adjustments	Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2019	$77,574	$149,762	$77,574	$2,676	$66,575	$146,825	$(79)	$538	$1	$460	$374,621	$9,837	$384,458
Net income for the three months ended March 31, 2019	—	—	—	—	7,929	7,929	—	—	—	—	7,929	162	8,091
Other comprehensive income (loss) for the three months ended March 31, 2019	—	—	—	—	—	—	15	(162)	(4)	(151)	(151)	12	(139)

Total comprehensive income (loss) for the three months ended March 31, 2019	—	—	—	—	7,929	7,929	15	(162)	(4)	(151)	7,778	174	7,952

Share-based payment transactions of subsidiaries	—	(1)	—	—	—	—	—	—	—	—	(1)	16	15

BALANCE, MARCH 31, 2019	$77,574	$149,761	$77,574	$2,676	$74,504	$154,754	$(64)	$376	$(3)	$309	$382,398	$10,027	$392,425

BALANCE, JANUARY 1, 2020	$77,574	$149,762	$77,574	$2,676	$65,984	$146,234	$(148)	$735	$—	$587	$374,157	$10,115	$384,272
Net income for the three months ended March 31, 2020	—	—	—	—	7,850	7,850	—	—	—	—	7,850	250	8,100
Other comprehensive loss for the three months ended March 31, 2020	—	—	—	—	—	—	(13)	(1,283)	—	(1,296)	(1,296)	(2)	(1,298)

Total comprehensive income (loss) for the three months ended March 31, 2020	—	—	—	—	7,850	7,850	(13)	(1,283)	—	(1,296)	6,554	248	6,802

Share-based payment transactions of subsidiaries	—	24	—	—	—	—	—	—	—	—	24	49	73

BALANCE, MARCH 31, 2020	$77,574	$149,786	$77,574	$2,676	$73,834	$154,084	$(161)	$(548)	$—	$(709)	$380,735	$10,412	$391,147

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$10,644	$10,543
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,759	7,693
Amortization	1,059	1,064
Amortization of incremental costs of obtaining contracts	197	377
Expected credit loss (reversal of credit loss)	6	(56)
Interest expenses	42	26
Interest income	(39)	(53)
Compensation cost of share-based payment transactions	2	—
Share of profits of associates accounted for using equity method	(35)	(77)
Loss on disposal of property, plant and equipment	1	4
Loss on disposal of financial instruments	2	—
Loss on disposal of investments accounted for by using equity method	6	—
Provision for inventory and obsolescence	24	96
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	12	7
Others	(51)	(23)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	8	213
Trade notes and accounts receivable	3,042	2,615
Receivables from related parties	7	6
Inventories	(454)	1,121
Prepayments	(3,153)	(3,109)
Other current monetary assets	122	(42)
Other current assets	554	(350)
Incremental cost of obtaining contracts	(184)	(159)
Increase (decrease) in:
Contract liabilities	150	1,762
Trade notes and accounts payable	(3,423)	(5,517)
Payables to related parties	(316)	(557)
Other payables	(2,523)	(2,241)
Provisions	(5)	4
Other current liabilities	(6)	(107)
Net defined benefit plans	(42)	122

Cash generated from operations	13,406	13,362
Interest paid	(77)	(26)
Income tax paid	(8)	(117)

Net cash provided by operating activities	13,321	13,219

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2020	2019
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(35)	$—
Purchase of financial assets at fair value through profit or loss	(39)	—
Proceeds from disposal of financial assets at fair value through profit or loss	30	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(1,392)	(1,564)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	2,616	3,931
Acquisition of property, plant and equipment	(3,729)	(4,492)
Proceeds from disposal of property, plant and equipment	14	10
Acquisition of intangible assets	(47,420)	(54)
Decrease (increase) in other noncurrent assets	70	(619)
Interest received	46	58

Net cash used in investing activities	(49,839)	(2,730)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	70	300
Repayment of short-term loans	(90)	(225)
Proceeds from short-term bills payable	29,000	—
Repayment of short-term bills payable	(9,000)	—
Decrease in customers’ deposits	(150)	(79)
Payments for the principal of lease liabilities	(992)	(1,019)
Increase in other noncurrent liabilities	142	90
Change in other noncontrolling interests	72	14

Net cash provided by (used in) financing activities	19,052	(919)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(14)	13

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,480)	9,583
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	34,050	27,645

CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,570	$37,228

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2020 and 2019

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2020 and 2019 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.